Exhibit 99.5

Bragg Gaming Group Reports Third Quarter 2026 Financial Results

TORONTO, November 13, 2026 /CNW/ - Bragg Gaming Group (NASDAQ: BRAG; TSX: BRAG) (“bragg” or the “Company”), a leading igaming content and platform technology solutions provider, today announced its financial results for the third quarter of 2026.

Third Quarter 2026 Financial Highlights

•	Revenue: Total quarterly revenue of EUR 20.6m (USD 23.4m)¹ in the third quarter, a decrease of 23% from EUR 26.8m (USD 31.5m) in the third quarter of 2025:

o	Normalized revenue², which excludes BetCity and Drayton, was EUR 20.0m, a decrease of 12% from EUR 22.7m in the third quarter of 2025, but an increase of 4% from EUR 19.3m in the second quarter of 2026.

o	Revenue from proprietary content deployed in Canada and the United States grew 7% year-over-year, and 21% for the nine months ended September 30, 2026.

•	Gross Profit Margin Growth: Gross margin expanded 155 basis points to 56% from 55% compared to the third quarter of 2025 and 450 basis points from 52% in the second quarter of 2026, reflecting a higher proportion of proprietary content and lower aggregated content volumes.

•	Operating Loss and Adjusted EBITDA³:

o	Operating loss for the third quarter was EUR 3.2m (USD 3.6m), compared to an operating loss of EUR 1.2m (USD 1.4m) in the same period of 2025, as the reduction in gross profit exceeded the reduction in operating expenses;

o	Adjusted EBITDA was EUR 3.0m (USD 3.4m), a decrease of 33% from EUR 4.4m (USD 5.2m) in the third quarter of 2025, representing an Adjusted EBITDA Margin³ of 15% compared to 17%. The EUR 3.1m reduction in gross profit exceeded approximately EUR 1.6m of operating cost savings delivered in the quarter, with the benefit of the July 2026 program continuing to phase in.

Third Quarter 2026 and Recent Business Highlights

•	Completed the Acquisition of Drayton International: On July 22, 2026, completed the acquisition of Drayton International (“Drayton”), a diversified gaming technology and content platform, for USD 9.0m satisfied entirely in shares. Drayton has been consolidated from the acquisition date and contributed revenue of EUR 0.7m (USD 0.7m) and profit before income taxes of EUR 0.3m (USD 0.4m) in the period from acquisition to quarter end.

•	Delivered Further Cost Reductions: Salaries and subcontractor costs decreased 30% year-over-year on an underlying basis which excludes exceptional items. Together, the restructuring programs announced on January 8, 2026 and July 9, 2026 have reduced the global workforce by approximately 27% since the start of the year. Restructuring-related termination costs of EUR 1.1m (USD 1.2m) were incurred in the quarter and are treated as exceptional.

¹ Results converted from EUR to USD assume an exchange rate of 1.1355 for the three-month period ending September 30, 2026, and assume an exchange rate of 1.1741 for the three-month period ending September 30, 2025.

² Normalized revenue is a non-IFRS financial measure. The Company defines normalized revenue as revenue less revenue attributable to BetCity and less revenue attributable to Drayton. Management uses normalized revenue to assess the performance of the business on a like-for-like basis, excluding the completed migration of a platform customer and the contribution of a business acquired during the period. A reconciliation to revenue, the most directly comparable IFRS measure, is set out in the financial tables below.

³ Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS financial measures. For important information on the Company’s non-IFRS financial measures, see “Other Financial Information” below.

•	Brazil Market Suspension: On September 25, 2026, the President of Brazil signed a provisional measure suspending licensed online betting and online casino gaming, under which licensed operators were required to cease operating from October 6, 2026. The Company ceased supplying its licensed Brazilian customers in line with that timetable. The cash impact on the Company is limited. Brazilian revenue is predominantly lower margin aggregated content, so its contribution to gross profit and to cash flow is materially smaller than its contribution to revenue, and in the first month following the cessation of supply the Company’s gross profit margin improved, minimizing the impact to the Company’s profits.

•	Announced a Leadership Transition: On November 6, 2026, subsequent to quarter end, Morten Tonnesen was appointed Interim Chief Executive Officer and Matevž Mazij transitioned from Chief Executive Officer to the role of Strategic Advisor. Mr. Tonnesen has previously served as Chief Operating Officer since March 2026.

Morten Tonnesen, Interim Chief Executive Officer of bragg, commented, “The year-over-year revenue decline is concentrated in two things we have been signaling for some time, the customer migrations off our Dutch platform and the move by third-party providers in Brazil to direct integrations with operators. Where we are investing, the direction is the right one. Revenue from our proprietary content deployed in Canada and the United States grew 7% in the quarter and 21% over the nine months. That shift toward our own content, alongside lower aggregated content volumes, is reflected in a gross margin of 56%.”

“Our cost reductions have not yet caught up with the revenue we have lost, and closing that gap is the immediate priority. My focus is disciplined execution: bringing investment spend and operating cash generation into better balance, concentrating capacity on proprietary content, and delivering for our operator partners.”

Outlook

The suspension of licensed online gaming in Brazil, described above, took effect after the end of the third quarter. The Company is not currently aware of any significant change in the operating conditions that applied during the quarter, other than as described in this news release.

Management is focused on optimizing the combined business and integrating the assets acquired with Drayton to strengthen the Company’s content creation and delivery capabilities. Following the leadership transition announced on November 6, 2026, under which Morten Tonnesen was appointed Interim Chief Executive Officer, management is refining the Company’s direction. The near-term focus is disciplined execution, improved balance sheet strength and operating cash flow, and the development and deployment of the Company’s technology, content and services, with the objective of driving growth and delivering shareholder value.

Investor Conference Call

The Company will host a conference call today at 9:00 a.m. Eastern Time, during which bragg’s Chair of the Board, Matt Davey, Interim Chief Executive Officer, Morten Tonnesen, and Chief Financial Officer, Robert Bressler, will discuss the Company’s financial results and provide a business update.

A presentation of these results will be made available to download at: https://investors.bragg.group/events-and-presentations/presentations/default.aspx

To join the live call by telephone, please use the below dial-in information:

Participant Dial-In Numbers

North America (Toll-Free): +1 833 461 5787

International (Toll): +1 585 542 9983

UK (Local): +44 117 389 0104

UK (Toll-Free): +44 808 196 8935

Canada (Toll-Free): +1 833 769 6440

Canada (Toll): +1 365 657 4084

Conference ID: 742 923 115

The call will also be broadcast live and archived in the Investors section of the Company’s website, at: https://investors.bragg.group/events-and-presentations/events/default.aspx

About bragg

Bragg Gaming Group, “bragg” (NASDAQ: BRAG, TSX: BRAG) crafts igaming environments that elevate player experiences. By combining battle-tested regulatory expertise with smart technology and captivating games and gaming worlds, bragg delivers a proven revenue engine for operators and an unforgettable experience for players.

The bragg product suite includes:

•	casino games: Featuring bragg studios game experiences, as well as aggregated and bespoke IP crafted for bragg by partner studios.

•	fuze™: Real-time behavioral intelligence that maps player journeys to reduce churn and maximize lifetime value.

•	bragg hub: A single integration aggregating the industry's best games from bragg’s premium in-house studios and third-party games houses.

•	bragg PAM: A proven, scalable platform that simplifies operations across markets.

Licensed and operational in 30+ regulated markets globally, including the U.S., Canada, LatAm, and Europe, bragg is engineered for igaming players and built for operator growth.

Caution Regarding Forward-Looking Statements

This news release may contain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws in Canada and the U.S., including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and projections and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies (including the Company’s strategic realignment and headcount reductions, the integration of acquired businesses and the Company’s ability to forecast and provide guidance for the combined business), projections, technological developments, anticipated events and trends and regulatory changes that affect the Company, its subsidiaries and their respective customers and industries. Although the Company and management believe the expectations and projections reflected in such forward-looking statements are appropriate and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations and projections will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

By their nature forward-looking statements are subject to known and unknown risks, uncertainties, and other factors which may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among other things, the Company’s stage of development, long-term capital requirements and future ability to fund operations, future developments in the Company’s markets and the markets in which it plans to compete, risks associated with its strategic alliances, the impact of entering new markets on the Company’s operations, and risks associated with new or proposed gaming regulations. Each factor should be considered carefully, and readers are cautioned not to place undue reliance on such forward-looking statements. For a detailed description of risk factors associated with the Company, please refer to the “Risk Factors” section in the Company’s current annual information form (the “AIF”), a copy of which is available electronically on the Company’s website, under the Company’s SEDAR+ profile at www.sedarplus.ca and under the Company’s EDGAR profile at www.sec.gov/search-filings.

Shareholders and investors should not place undue reliance on forward-looking statements and FOFI as the plans, assumptions, intentions or expectations and projections upon which they are based might not occur. The forward-looking statements and FOFI contained in this news release are expressly qualified by this cautionary statement. Unless otherwise indicated by the Company, forward-looking statements and FOFI in this news release describe the Company’s expectations and projections as of November 13, 2026, and, accordingly, are subject to change after such date. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Other Financial Information

To supplement its Interim Financial Statements presented in accordance with IFRS, the Company considers certain financial measures and metrics that are not prepared in accordance with IFRS. The Company uses such non-IFRS financial measures and metrics in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that such measures and metrics help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures.

The Company also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. The Company uses the non-IFRS financial measures and metrics “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA Margin”, each as defined below in this news release. The most directly comparable financial measure to each of EBITDA and Adjusted EBITDA is Net Loss. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company’s management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

The Company defined such non-IFRS measures as follows:

“EBITDA” means net income (loss) plus interest, taxes, depreciation and amortization; provided that all revenue, costs and expenses shall be recorded on an accrual basis. The Company’s method of calculating EBITDA may differ from the method used by other issuers and, accordingly, the Company’s EBITDA calculation may not be comparable to similarly titled measures used by other issuers. “Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iii) adding back or deducting gain (loss) on lease modification; (iv) adding back or deducting gain (loss) on re-measurement of deferred consideration; (v) adding back certain exceptional costs; (vi) adding back transaction and acquisition costs; (vii) adding back or deducting gain (loss) on disposal of tangible assets; (viii) adding back or deducting gain (loss) on re-measurement of warrant liability; and (ix) share of profit or loss of associates. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue.

A reconciliation of Net Loss to EBITDA and Adjusted EBITDA is as follows in this news release as well as in the Company’s MD&A for the quarter ended September 30, 2026.

Future Oriented Financial Information

This news release may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this news release was made as of the date of this news release and bragg disclaims any intention or obligation to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Join bragg on LinkedIn

For further information:

Robert Bressler
Chief Financial Officer and Secretary
Bragg Gaming Group Inc.
+1 (647)-480-1591
investors@bragg.group

Financial tables follow:

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenue	20,631	26,804	69,175	78,388
Cost of revenue	(9,035)	(12,154)	(31,513)	(35,711)
Gross Profit	11,596	14,650	37,662	42,677

Selling, general and administrative expenses	(15,024)	(15,852)	(44,470)	(47,750)
Gain on remeasurement of warrant liability	184	—	184	—
Loss on remeasurement of deferred consideration	—	—	—	(157)
Operating Loss	(3,244)	(1,202)	(6,624)	(5,230)

Impairment expense	(581)	—	(581)	—
Share of loss of associates	(9)	—	(9)	—
Net interest expense and other financing charges	(221)	(217)	(472)	(577)
Loss Before Income Taxes	(4,055)	(1,419)	(7,686)	(5,807)

Income taxes recovery (expense)	(232)	(886)	(662)	(967)
Net Loss	(4,287)	(2,305)	(8,348)	(6,774)

Items to be reclassified to net loss:
Cumulative translation adjustment	(96)	(730)	513	(4,833)
Net Comprehensive Loss	(4,383)	(3,035)	(7,835)	(11,607)

Net Profit (Loss) Attributable to:
Shareholders of the Company	(4,439)	(2,305)	(8,500)	(6,774)
Non-controlling interest	152	—	152	—

Net Comprehensive Profit (Loss) Attributable to:
Shareholders of the Company	(4,535)	(3,035)	(7,987)	(11,607)
Non-controlling interest	152	—	152	—

Basic Loss Per Share	(0.15)	(0.09)	(0.31)	(0.27)
Diluted Loss Per Share	(0.15)	(0.09)	(0.31)	(0.27)

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic	29.8	25.4	27.0	25.2
Weighted average number of shares - diluted	29.8	25.4	27.0	25.5

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS)

	As at	As at
	September 30,	December 31,
	2026	2025
Cash and cash equivalents	2,478	6,658
Trade and other receivables	17,679	21,122
Prepaid expenses and other assets	3,937	3,905
Total Current Assets	24,094	31,685
Property and equipment	894	1,198
Right-of-use assets	3,016	3,975
Intangible assets	30,285	30,421
Goodwill	35,257	31,206
Investments in associates	714	459
Other assets	511	405
Total Assets	94,771	99,349

Trade payables and other liabilities	22,603	25,520
Income taxes payable	10	1,824
Lease obligations on right of use assets	1,376	1,367
Warrant liability	220	—
Share appreciation rights liability	171	471
Loans payable	3,266	3,512
Total Current Liabilities	27,646	32,694
Deferred income tax liabilities	825	509
Lease obligations on right of use assets	1,755	2,725
Share appreciation rights liability	46	123
Other non-current liabilities	596	596
Total Liabilities	30,868	36,647

Share capital	141,890	133,946
Contributed surplus	17,864	17,673
Accumulated deficit	(98,032)	(89,461)
Accumulated other comprehensive income	1,057	544
Equity attributable to shareholders of the Company	62,779	62,702
Non-controlling interest	1,124	—
Total Equity	63,903	62,702
Total Liabilities and Equity	94,771	99,349

BRAGG GAMING GROUP INC.

RECONCILIATION OF NET LOSS TO EBITDA AND ADJUSTED EBITDA

PRESENTED IN EUROS (THOUSANDS)

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2026	2025	2026	2025
Net Loss	(4,287)	(2,305)	(8,348)	(6,774)
Income taxes (recovery) expense	232	886	662	967
Loss Before Income Taxes	(4,055)	(1,419)	(7,686)	(5,807)
Net interest expense and other financing charges	221	217	472	577
Depreciation and amortization	4,979	5,229	14,555	14,918
EBITDA	1,145	4,027	7,341	9,688
Depreciation of right-of-use assets	(341)	(341)	(1,019)	(770)
Lease interest expense	(17)	(31)	(72)	(83)
Gain on lease modification	—	(4)	(56)	(105)
Share based compensation	(7)	4	138	1,589
Transaction and acquisition costs	414	412	713	412
Exceptional costs	1,988	378	3,680	1,100
Gain on disposal of tangible assets	(6)	—	(11)	—
Gain on remeasurement of warrant liability	(184)	—	(184)	—
Share of loss of associates	9	—	9	—
Loss on remeasurement of deferred consideration	—	—	—	157
Adjusted EBITDA	3,001	4,445	10,539	11,988

BRAGG GAMING GROUP INC.

RECONCILIATION OF REVENUE TO NORMALIZED REVENUE

PRESENTED IN EUROS (THOUSANDS)

	Q3 2026	Q3 2025	Q2 2026	Q1 2026
Revenue	20,631	26,804	22,892	25,652
Less: revenue attributable to BetCity	—	(4,133)	(3,620)	(4,690)
Less: revenue attributable to Drayton	(650)	—	—	—
Normalized revenue	19,981	22,671	19,272	20,962